EXHIBIT 99.3
Privileged & Confidential
TO: JIA XIAOGONG
FROM: DEREK PALASCHUK
CC: TOM GURNEE/ZUYUN XUE/ YIFENG SHEN/CHEN NI
DATE: MAY 19, 2011
Dear Jia Dong
As I indicated on the Board Meeting today I hereby resign as Chief Financial Officer with Longtop effective immediately.
Regard
/s/ Derek Palaschuk
Derek Palaschuk